August 29, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Fred Knapp

Isaac Esquivel

Pearlyne Paulemon

Pam Howell

Re:	Chenghe Acquisition III Co.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 28, 2025
File No. 333-288524

Ladies and Gentlemen:

On behalf of our client, Chenghe Acquisition III Co., a company incorporated under the laws of the Cayman Islands (the “Company” or “we”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated August 28, 2025 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2. To Registration Statement on Form S-1 submitted on August 22, 2025.

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2. To Registration Statement on Form S-1 filed August 22, 2025

Exhibits

1.	We note your response and revisions to prior comment 1. Please revise the assumption in Exhibit 5.2 that “the Warrant Agreement to be entered into in connection with the Warrants has been duly authorized, executed and delivered by the Warrant Agent and the Company, is a valid, binding and enforceable agreement of each party thereto” as it relates to the Company.

In response to the Staff’s comment, we have revised Exhibit 5.2 and filed it with the Registration Statement to clarify the assumption regarding the Warrant Agreement as it relates to the Company.

2.	We note your response and revision to prior comment 4. Please revise the signatures to include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures to Form S-1.

The Company respectfully advises the Staff that the signatures have been revised to reflect that Lyle Wang is the Company’s principal financial and accounting officer.

General

3.	We note your response to prior comment 3 and reissue. While we note there is disclosure of the location of the co-sponsors in China, we note that your disclosure regarding the risks is really focused on the ties of officers and directors to China and/or Hong Kong. For instance, the cover page states “we face various legal and operational risks associated with our ties to Hong Kong and/or China.” As previously requested, please revise your disclosures throughout the prospectus to address the material risks and uncertainties due to your co-sponsors being located in Hong Kong. In addition, we continue to note that much of the disclosure is focused on the company post business combination, in particular the risk factor disclosures. Your revised disclosures should also address the current risks and uncertainties as opposed to those associated with Company’s post-combination operations.

In response to the Staff’s comment, we have revised the Registration Statement on the cover page and pages 14, 15, 46, 47, 73-76, 82, 83, 120, 121, 148, and 149 to address the current material risks and uncertainties the Company may face due to our co-sponsors being located in Hong Kong as well as the risk factor disclosures related to the current risks and uncertainties.

Please do not hesitate to contact R. William Burns at (713) 860-7352 or Chris Centrich at (713) 860-7309 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ R. William Burns
R. William Burns

cc: Chris Centrich, Paul Hastings LLP